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March 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Purcell, Staff Attorney
Irene Barberena-Meissner, Staff Attorney

Re:	Brookfield Infrastructure Partners L.P. Registration Statement on Form F-3 (File No. 333-270363)

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Infrastructure Partners L.P. (the “Registrant”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 24, 2023, relating to the Registration Statement on Form F-3 (File No. 333-270363) of the Registrant originally filed with the Commission on March 8, 2023 (the “Registration Statement”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

In light of our response to the Staff’s comment as set forth below, the Registrant has not filed an amendment to the Registration Statement in connection herewith.

Registration Statement on Form F-3

General

1.	We note you disclose in your explanatory note that the Partnership is paying a registration fee of $55,100 with the filing of the Registration Statement in respect of the additional 15,105,740 LP Units registered to provide additional capacity to cover the issuance or delivery of LP Units upon exchange, redemption or acquisition of future issuances of Exchangeable Shares. If the securities overlying these LP Units are to be deemed outstanding, please revise to explain whether such securities were issued in public or private offerings. If such securities were issued privately, please provide your analysis as to why you believe you are eligible to register the issuance of the underlying LP Units to private placement purchasers. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 239.15. If the securities overlying the LP Units are not deemed to be outstanding, please provide your analysis as to why believe you are eligible to register the LP Units for resale.

Response:

As described in the explanatory note to the Registration Statement, the Registration Statement relates to the issuance from time to time of up to 15,105,740 additional LP Units (the “Additional LP Units”) that may be issued in exchange for (i) Exchangeable Shares that may be issued in the future upon exchange of outstanding BIPC Exchangeable LP Units and (ii) Exchangeable Shares that maybe issued in the future, including any Exchangeable Shares that may be issued under BIPC’s Canadian base shelf prospectus. The Registration Statement does not relate to the exchange of any Exchangeable Shares issued in a private offering that would be deemed to be “restricted securities” under Rule 144, and it does not relate to any resales of securities. As discussed below, we respectfully submit that registration of the Additional LP Units is permitted because all of the overlying securities either have been or will be issued under Regulation S (or another SEC registration statement filed by BIPC), and the Registration Statement relates to the primary issuance of the Additional LP Units pursuant to General Instruction I.B.1 of Form F-3 and Rule 415(a)(1)(x) under the Securities Act.

Securities and Exchange Commission

March 31, 2023

The first portion of the Additional LP Units is allotted for the issuance or delivery of LP Units upon exchange, redemption or acquisition of future issuances of Exchangeable Shares upon exchange of BIPC Exchangeable LP Units. As of December 31, 2022, there were 5,128,196 BIPC Exchangeable LP Units issued and outstanding, which are exchangeable for Exchangeable Shares on a one-for-one basis. As described on page 2 of the Registration Statement, the BIPC Exchangeable LP Units were issued by Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”) in connection with the Registrant’s acquisition of all of the outstanding common shares of Inter Pipeline Ltd. (“IPL”) in 2021.

The issuance of the BIPC Exchangeable LP Units was made solely to IPL shareholders in Canada pursuant to Rule 903 of Regulation S and therefore such BIPC Exchangeable LP Units are not restricted securities (as Rule 144 and Rule 905 of Regulation S provide that only equity securities of a domestic issuer issued under Regulation S will be deemed to be restricted securities). Similarly, because the BIPC Exchangeable LP Units are not transferable, exchanges of BIPC Exchangeable LP Units for Exchangeable Shares would likewise only be made outside the United States pursuant to Rule 903 of Regulation S. Therefore, the Exchangeable Shares issuable upon exchange of the BIPC Exchangeable LP Units pursuant to Rule 903 of Regulation S likewise would not be restricted securities.

The remaining portion of the Additional LP Units is allotted for the issuance or delivery of LP Units upon exchange, redemption or acquisition of future issuances of Exchangeable Shares, including under BIPC’s Canadian base shelf prospectus (the “BIPC Canadian Shelf”). Any such future issuance of Exchangeable Shares under the BIPC Canadian Shelf would be done either in an “offshore transaction” pursuant to Regulation S or pursuant to an effective registration statement filed by BIPC1. This would include future issuances of Exchangeable Shares under the BIPC Canadian Shelf, which qualifies the public offering in Canada, from time to time, of up to CAD$2 billion of securities, which may include Exchangeable Shares. Any such Exchangeable Shares issued under the BIPC Canadian Shelf would be issued under Regulation S (or another SEC registration statement filed by BIPC) and therefore would not be restricted securities. We acknowledge that the Registration Statement could not be used to register the exchange of Exchangeable Shares that had been issued in a transaction that had resulted in such Exchangeable Shares being deemed “restricted securities” within the meaning of Rule 144.

[1]	We note for the Staff that BIPC and BIP currently have a separate joint Form F-3 registration statement (File Nos. 333-255051 and 333-255051-01) that contemplates the issuance of Exchangeable Shares on a registered basis in the United States. Such registration statement contemplates the registration of Exchangeable Shares as well as the underlying LP Units. Any registered offering of Exchangeable Shares would be made under such registration statement (or a replacement registration statement thereto).

Securities and Exchange Commission

March 31, 2023

As indicated above, all of the Additional LP Units relate to Exchangeable Shares issuable in the future that would not be restricted securities under Rule 144 because such Exchangeable Shares would only be issued under Rule 903 of Regulation S or under a registration statement filed by BIPC. Therefore, the concerns raised by CD&I 239.15 (where there is an attempt to convert a private placement into a public offering) are not present. To the extent BIPC issues any Exchangeable Shares in the future that would be deemed restricted securities under Rule 144, we agree that the Registrant and BIPC would need to file a separate resale registration statement governing the Exchangeable Shares so issued as well as the underlying LP Units issuable upon exchange, and that such registration statement could not be filed unless and until such Exchangeable Shares are issued and outstanding.

In May 2022, we had informal discussions with members of the Staff regarding a similar issue presented for an issuer with the same exchangeable share structure as BIPC and the Registrant. In that discussion, the Staff agreed that so long as the exchangeable shares would not be issued in a transaction that would cause the exchangeable shares to be restricted securities under Rule 144, that a shelf registration statement on Form F-3 could be filed to register the exchange of exchangeable shares issued in the future.

In addition, we respectfully submit that the Registrant may register the offer of Additional LP Units as primary issuances under General Instruction I.B.1 of Form F-3 and Rule 415(a)(1)(x), neither of which requires the securities to be outstanding prior to their issuance, rather than as registration of the resale of the securities. General Instruction I.B.1 of Form F-3 permits primary registration of securities “for cash”. In our scenario, the Additional LP Units would be issued for Exchangeable Shares rather than cash; however, C&DI 116.09 makes it clear that the “for cash” requirement in General Instruction I.B.1 of Form S-3/F-3 was only intended to make clear that Form S-3/F-3 is not available for exchange offers or business combination transactions, and that other forms of consideration for exchanges are permitted to be registered as primary offerings. We acknowledge that the Registrant and BIPC are separate issuers but both entities are party to the exchangeable share structure and thus the concerns of using Form F-3 to register securities of an unrelated third-party acquirer are absent.

Securities and Exchange Commission

March 31, 2023

We also note that this is similar to the issue addressed in the comment letter issued by the Staff to Lazard Group LLC on June 22, 2011 and the response letter thereto filed by Lazard Group LLC on June 27, 2011. Lazard Group LLC had filed a Form S-3 to register debt securities, and the terms of such debt securities contemplated that such debt securities could be exchangeable for Class A common stock of Lazard Ltd, the parent company of Lazard Group LLC. The Staff did not object that if Lazard Group LLC were to issue debt securities exchangeable for Lazard Ltd’s Class A common stock, the sale and any subsequent exchange of such debt securities for Lazard Ltd Class A common stock would be simultaneously registered under an existing registration statement filed by Lazard Ltd prior to the issuance of the applicable Lazard Group LLC exchangeable debt securities. Likewise, in our case, we respectfully submit that the Registrant should be permitted to register the Additional LP Units prior to the issuance of the overlying Exchangeable Shares from time to time by BIPC, given the existence of the exchangeable share structure established by the Registrant and BIPC. Further, we note that while in the case of the Lazard example, the Lazard Group LLC debt would be registered, there should be no difference in the case of BIPC if the Exchangeable Shares are issued under a registration statement or issued under Regulation S as the securities in either case would not be restricted.

We further note that any Exchangeable Shares issued in the future would be identical to, and of the same class as, Exchangeable Shares currently outstanding. Therefore, the Registration Statement would only be used to register the exchange of Exchangeable Shares and not by BIP to register LP Units under other transactions or in respect of transactions involving third-party issuers. The filing of this Registration Statement, moreover, is being done to minimize the necessity of having multiple registration statements on file registering the exchange of fungible Exchangeable Shares issued at different times. By having the Registration Statement register the exchange of Exchangeable Shares issued in the future (that are identical to the Exchangeable Shares currently outstanding) it avoids the necessary delays of having to file a registration statement each time BIPC makes an offer of Exchangeable Shares offshore under Regulation S.

For the reasons discussed above, we respectfully submit that the Registration Statement is available to register Additional LP Units that may be issued or delivered upon exchange, redemption or acquisition of Exchangeable Shares because (1) the original issuance of the Additional LP Units was or will be made, and exchanges of such securities into Exchangeable Shares will be made, pursuant to Regulation S or a separate SEC registration statement filed by BIPC (and therefore, in each such case, are not “restricted securities” under the Securities Act), and accordingly, the principles set forth in C&DI 239.15 are not applicable; and (2) the Additional LP Units are being registered as primary issuances by the Registrant under General Instruction I.B.1 of Form F-3 and Rule 415(a)(1)(x), and not as secondary resales.

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Securities and Exchange Commission

March 31, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta, Esq.

cc:

David Krant, Chief Financial Officer

Brookfield Infrastructure Partners L.P.

Christopher R. Bornhorst, Esq.

Torys LLP